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Case 8:07-cv-01940-VMC-EAJ   Document 276    Filed 05/04/11   Page 1 of 12 PageID 5617

UNITED STATES DISTRICT COURT
FOR THE MIDDLE DISTRICT OF FLORIDA
TAMPA DIVISION

EASTWOOD ENTERPRISES, LLC Individually and on Behalf of All Others Similarly Situated, Plaintiffs, vs. TODD S. FARHA, PAUL L. BEHRENS, THADDEUS BEREDAY, and WELLCARE HEALTH PLANS, INC., Defendants.	Case No.: 8:07-cv-1940-T-33EAJ

ORDER AND JUDGMENT

WHEREAS, this matter came before the Court for hearing on May 4, 2011 (the “Settlement Hearing”), on the application of the New Mexico State Investment Council, the Public Employees Retirement Association of New Mexico, the Teachers' Retirement System of Louisiana, the Policeman's Annuity and Benefit Fund of Chicago, and the Public School Teachers' Pension and Retirement Fund of Chicago (collectively, “Lead Plaintiffs”) and WellCare Health Plans Inc. (“WellCare”) (together, the “Parties”) to determine (i) whether the terms and conditions of the Stipulation and Agreement of Settlement, dated December 17, 2010 (the “Stipulation”) and the settlement (the “Settlement”) embodied therein, are fair, reasonable, and adequate and should be approved by the Court; and (ii) whether a Judgment providing, among other things, for the dismissal with prejudice of this Action against Wellcare and defendants Todd S. Farha (“Farha”), Paul L. Behrens (“Behrens”), and Thaddeus Bereday (“Bereday”) (together with WellCare, “Defendants”) as provided for in the Stipulation, should be entered; and

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    WHEREAS, the Court, in its Order dated February 9, 2011 (the “Preliminary Approval Order”) directed that the Notice of Pendency of Class Action and Proposed Settlement (the “Notice”) and a Proof of Claim form, in the form attached as Exhibits 1 and 2 to the Preliminary Approval Order, be mailed by first-class mail, postage prepaid, within ten (10) business days following entry of the Preliminary Approval Order (the “Notice Date”) to all putative Class Members at the address of each such Class Member as set forth in the records of WellCare's stock transfer agent, or who otherwise could be identified through reasonable effort, and that a Summary Notice, in the form attached to the Preliminary Approval Order as Exhibit 3, be published in Investors' Business Daily and on PR Newswire and Bloomberg News Service within fourteen (14) calendar days of the Notice Date; and
WHEREAS, the Notice and the Summary Notice advised Class Members of the date, time, place and purpose of the Settlement Hearing, and further advised that any objections to the Settlement were required to be filed with the Court and served on counsel for the Parties by April 13, 2011; and
WHEREAS, the provisions of the Preliminary Approval Order as to notice were complied with; and
WHEREAS, on March 30, 2011, Lead Plaintiff moved for final approval of the Settlement, as set forth in the Preliminary Approval Order; and
WHEREAS, the Settlement Hearing was duly held before this Court on May 4, 2011, at which time all interested Persons were afforded the opportunity to be heard; and
WHEREAS, this Court has considered all matters submitted to it at the Settlement Hearing and all papers filed and proceedings had herein and otherwise being fully informed in the premises and good cause appearing therefor;

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                NOW, THEREFORE, IT IS HEREBY ORDERED THAT:
1.             The Stipulation is incorporated by reference in this Judgment. All capitalized terms used herein shall have the meanings set forth in the Stipulation.
2.             The Court has jurisdiction over the subject matter of this Action and over all parties to the Action, including all Class Members and the Claims Administrator.
3.             Pursuant to Rule 23 of the Federal Rules of Civil Procedure, and for the purposes of the Settlement only, the Action is hereby finally certified as a class action on behalf of all persons and entities who purchased or otherwise acquired WellCare common stock during the period of time from February 14, 2005 through 10:59 a.m. Eastern Standard Time on October 24, 2007, inclusive (the “Class Period”), and were damaged thereby. Excluded from the Class are: (1) all persons or entities who purchased or otherwise acquired WellCare's common stock during the Class Period and sold or otherwise disposed of such WellCare common stock during the Class Period, to the extent of those shares; (2) defendants Farha, Behrens and Bereday and members of their immediate families; (3) any entity in which Defendants WellCare, Farha, Behrens or Bereday had a controlling interest during the Class Period; (4) officers and directors of WellCare during the Class Period; and (5) the legal representatives, heirs, successors, or assigns of any of the excluded persons or entities who assert any interest in WellCare common stock through or on behalf of any of the excluded persons or entities. Also excluded from the Class are the persons and/or entities who timely and properly requested exclusion from the Class as listed on Exhibit 1 annexed hereto.
4.             The Court finds, for the purposes of the Settlement only, that the prerequisites for a class action under Rules 23(a) and (b)(3) of the Federal Rules of Civil Procedure have been satisfied in that: (a) the number of Class Members is so numerous that joinder of all members

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thereof is impracticable; (b) there are questions of law and fact common to the Class; (c) the claims of the Class Representatives are typical of the claims of the Class they seek to represent; (d) the Class Representatives and Class Counsel have and will fairly and adequately represent the interests of the Class; (e) the questions of law and fact common to the members of the Class predominate over any questions affecting only individual members of the Class; and (f) a class action is superior to other available methods for the fair and efficient adjudication of the controversy.
5.             Pursuant to Rule 23 of the Federal Rules of Civil Procedure, and for the purposes of the Settlement only, Lead Plaintiffs are certified as the Class Representatives and the law firms of Bernstein Litowitz Berger & Grossmann LLP and Labaton Sucharow LLP, who were previously appointed Lead Counsel, are certified as Class Counsel.
6.             The notice of the pendency of this Action as a class action and of the proposed Settlement, including the Notice and Summary Notice, was given to all Class Members who could be identified with reasonable effort, consistent with the terms of the Preliminary Approval Order. The form and method of notifying the Class of the pendency of this Action as a class action and of the terms and conditions of the proposed Settlement met the requirements of Rule 23 of the Federal Rules of Civil Procedure, Section 21D(a)(7) of the Securities Exchange Act of 1934, 15 U.S.C. §78u-4(a)(7), as amended by the Private Securities Litigation Reform Act of 1995 (the “PSLRA”), due process, and other applicable law in the United States. Such notice constituted the best notice practicable under the circumstances, and constituted due and sufficient notice to all persons and entities entitled thereto.
7.             Pursuant to and in compliance with Rule 23 of the Federal Rules of Civil Procedure, the Court hereby finds that due and adequate notice of these proceedings was directed

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to all persons and entities who are Class Members, advising them of the Settlement and of their right to object thereto, and a full and fair opportunity was accorded to all persons and entities who are Class Members to be heard with respect to the foregoing matters. Thus, it is hereby determined that all Class Members who did not timely and properly elect to exclude themselves by written communication postmarked or otherwise delivered on or before the date set forth in the Preliminary Approval Order, the Notice and Summary Notice are bound by this Judgment.
8.             Pursuant to Rule 23 of the Federal Rules of Civil Procedure, this Court hereby approves the Settlement as set forth in the Stipulation, and finds that the Settlement is, in all respects, fair, reasonable, and adequate, and in the best interests of the Class Members, including Lead Plaintiffs. This Court further finds that the Settlement set forth in the Stipulation is the result of arm's length negotiations between experienced counsel representing the interests of the Parties, and that it was negotiated under the supervision of institutional investor Lead Plaintiffs on the Plaintiffs' side and with the assistance of an experienced mediator. Accordingly, the Settlement embodied in the Stipulation is hereby approved in all respects and shall be consummated in accordance with the terms and provisions of the Stipulation.
9.             The Court hereby finally approves the Settlement Fund as a Qualified Settlement Fund within the meaning of § 468B of the Internal Revenue Code of 1986, as amended, and Treasury Regulation § 1.468B-1.
10.           The Action and all claims asserted therein are dismissed with prejudice and without costs, as such costs are identified in 28 U.S.C. § 1920.
11.           Upon the Effective Date, each of the Lead Plaintiffs and each Class Member, on behalf of themselves, their heirs, executors, administrators, predecessors, successors and assigns, and any other person claiming by, through, or on behalf of them, shall be deemed by operation of

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law to (a) have released, waived, discharged and dismissed each and every of the Settled Claims against the Released Parties; (b) forever be enjoined from commencing, instituting, or prosecuting any or all of the Settled Claims against any of the Released Parties; and (c) forever be enjoined from instituting, continuing, maintaining, or asserting, either directly or indirectly, whether in the United States or elsewhere, on their own behalf or on behalf of any class or any other person, any action, suit, cause of action, claim or demand against any person or entity who may claim any form of contribution or indemnity from any of the Released Parties in respect of any Settled Claim or any matter related thereto.
12.           Upon the Effective Date, WellCare, on behalf of itself, its executors, administrators, predecessors, successors, assigns and all persons or entities claiming through or on behalf of it, shall be deemed by operation of law to have released, waived, discharged, and dismissed each and every of WellCare's Claims, and shall be forever enjoined from prosecuting any or all of WellCare's Claims.
13.           Upon the Effective Date, the Court permanently bars, enjoins and restrains, to the fullest extent permitted under 15 U.S.C. § 78u-4(f)(7), any and all claims for contribution arising out of the Action (including but not limited to the Settled Claims) by (i) any person or entity against WellCare and any of the other Released Parties and (ii) by WellCare against any person or entity, other than a person or entity whose liability to the Class and each Class Member has been extinguished by this Settlement and the Stipulation (including defendants Farha, Behrens, Bereday and any of the other Released Parties).
14.           The Court finds that the WellCare Bonds are being issued solely in exchange for bona fide outstanding claims; that all persons and entities to whom it is proposed to issue such securities have had the right to appear at the hearing on the fairness of the Settlement; and that

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adequate notice has been given to all such parties. Accordingly, the Court finds that the WellCare Bonds are unrestricted, freely tradable and exempt from registration under Section 3(a)(10) of the Securities Act of 1933, as amended, 15 U.S.C. § 77c(a)(10), and any analogous provisions of applicable state securities laws. The Court recognizes and acknowledges that one consequence of its finding that the WellCare Bonds are exempt from registration is that WellCare may distribute the WellCare Bonds without compliance with the registration or prospectus delivery requirements of the U.S. securities laws or any analogous provisions of applicable state securities laws. The Court acknowledges that it was advised prior to the hearing on the fairness of the Settlement that WellCare intended, in fulfilling its obligations under the Stipulation, to rely on the exemption provision of Section 3(a)(10) of the Securities Act of 1933 based on the Court's approval of the Settlement.
15.           At any time after the delivery of the WellCare Bonds to the Bond Escrow Agent, Lead Counsel shall have the sole and exclusive right to sell, on behalf of the Class and at Lead Counsel's discretion, all or any portion of the WellCare Bonds to one or more persons or entities. To the extent that any sale occurs, the proceeds of such sale, less any associated costs and fees incurred in connection with such sale by Lead Counsel or the Class, shall be deposited with the Escrow Agent designated by Lead Counsel for the benefit of the Class (the “Bond Sale Net Proceeds”). For purposes of the Settlement Amount, the deposit of the Bond Sale Net Proceeds into the Escrow Account shall constitute a full and complete substitution for the WellCare Bonds or any portion thereof that are sold and WellCare shall have no obligation whatsoever to contribute any additional cash or thing of value to the Settlement Fund as a consequence of the sale of the WellCare Bonds or any portion thereof. WellCare shall not have any responsibility for, involvement in or liability for the sale of, or the failure to sell, the WellCare Bonds. Lead

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Plaintiffs and all members of the Class are hereby enjoined from commencing, instituting or prosecuting any claim against WellCare arising out of or relating to the sale of the WellCare Bonds, including any claim challenging the manner of the sale, its terms or the proceeds or Bond Sale Net Proceeds obtained from the sale.
16.           The Court finds that all parties to the Action and their counsel have complied with the requirements of the Federal Rule of Civil Procedure 11 as to all proceedings herein, including but not limited to the filing of the complaint, responsive pleadings and dispositive motions.
17.           Neither this Judgment, the Stipulation, nor any of its terms and provisions, nor any of the negotiations or proceedings connected with it, nor any of the documents or statements referred to therein:
a.           shall be offered or received against WellCare or any of the other Released Parties as evidence of, or construed as, or deemed to be evidence, of any presumption, concession, or admission by WellCare or any of the other Released Parties with respect to the truth of any fact alleged by Lead Plaintiffs or the validity of any claim that was or could have been asserted against WellCare or any of the other Released Parties in this Action or in any litigation, or of any liability, negligence, fault, or other wrongdoing of any kind of any of WellCare or the other Released Parties;
b.           shall be offered or received against WellCare or any of the other Released Parties as evidence of a presumption, concession or admission of any fault, misrepresentation or omission with respect to any statement or written document approved or made by any of the defendants, or against the Lead Plaintiffs or any Class Members as evidence of any infirmity in the claims of Lead Plaintiffs or the other Class Members;

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c.           shall be offered or received against WellCare or any of the other Released Parties, or against the Lead Plaintiffs or any other Class Members, as evidence of a presumption, concession or admission with respect to any liability, negligence, fault or wrongdoing of any kind, or in any way referred to for any other reason as against WellCare or any of the other Released Parties, in any other civil, criminal or administrative action or proceeding, other than such proceedings as may be necessary to effectuate the provisions of the Stipulation and this Judgment; provided, however, that WellCare or any of the other Released Parties may refer to the Judgment and the Stipulation to effectuate the protection from liability granted them thereunder and further, that it may be referred to in any action for contribution that WellCare may bring against any of the other Released Parties;
d.           shall be construed against WellCare or any of the other Released Parties, or against Lead Plaintiffs or any other Class Members, as an admission, concession, or presumption that the consideration to be given hereunder represents the amount which could be or would have been recovered after trial; or
e.           shall be construed against Lead Plaintiffs or any other Class Members as an admission, concession, or presumption that any of their claims are without merit or that damages recoverable under the Complaint would not have exceeded the Settlement Amount.
18.   No Class Member shall have any claim against Lead Plaintiffs, Lead Counsel, or against any of the Defendants, the Released Parties or Defendants’ counsel based on the investments, costs, expenses, administration, allocations, payments, and distributions that are made substantially in accordance with the Stipulation and the Settlement contained therein, the Plan of Allocation approved by the Court, or further order of the Court.

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19.           Separate orders have been proposed regarding approval of (a) the Plan of Allocation; and (b) the application by Lead Counsel for an award of attorneys’ fees and reimbursement of Litigation Expenses, and the application by the Class Representatives for reimbursement of their costs and expenses. Such orders shall not disturb or affect any of the terms of this Judgment and any appeal of or challenge to such orders shall in no way disturb or affect the finality of the other provisions of this Judgment or the Effective Date of the Settlement.
20.           The Court reserves jurisdiction, without affecting in any way the finality of this Judgment over (a) the implementation and enforcement of this Settlement; (b) approving a plan of allocation; (c) the allowance, disallowance or adjustment of any Class Member’s Claim on equitable grounds and any award or distribution of the Settlement Fund; (d) disposition of the Settlement Fund; (e) hearing and determining Lead Counsel’s application for attorneys’ fees, costs, interest and expenses, including fees and costs of experts and/or consultants, and the award to Lead Plaintiffs of reasonable costs and expenses (including lost wages) directly related to their representation of the Class; (f) enforcing and administering this Judgment; (g) enforcing and administering the Stipulation including any releases executed in connection therewith; and (h) other matters related or ancillary to the foregoing.
21.           Neither WellCare nor any of the other Released Parties shall have any obligation to make or cause to be made any payment to, or delivery of any thing of value to, the Settlement Fund, except as specifically provided in Paragraph 6 of the Stipulation.
22.           In the event that the Settlement does not become Final in accordance with the terms of the Stipulation, or is terminated pursuant to the Stipulation, then this Judgment shall be rendered null and void to the extent provided by and in accordance with the Stipulation, and

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shall be vacated to the extent provided by the Stipulation and, in such event: (a) all Orders entered and releases delivered in connection herewith shall be null and void to the extent provided by and in accordance with the Stipulation; (b) the fact of the Settlement shall not be admissible in any trial of this Action and the Parties shall be deemed to have reverted to their respective status in this Action immediately prior to August 6, 2010; and (c) any portion of the Settlement Amount previously paid or caused to be paid by WellCare, including, but not limited to, any funds disbursed in payment of Litigation Expenses and attorneys’ fees, together with any interest actually earned or gains thereon, less any amounts for Taxes paid or owing with respect to such interest income and/or gains and/or for Notice and Administration Costs actually incurred and paid or payable, shall be returned by the Escrow Agent, the Bond Escrow Agent and/or Plaintiffs’ Counsel, as applicable, to WellCare within fourteen (14) business days after written notification of such event by WellCare to the Lead Counsel, all as specified in Paragraph 38 of the Stipulation.
23.           Without further order of the Court, the parties may agree to reasonable extensions of time to carry out any of the provisions of the Stipulation.
24.           There is no just reason for delay in the entry of this Judgment and immediate entry by the Clerk of the Court is expressly directed. The Clerk is further directed to close this case.

Dated: May 4, 2011

/s/ Virginia M. Hernandez Covington
VIRGINIA M. HERNANDEZ COVINGTON UNITED STATES DISTRICT JUDGE

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EXHIBIT 1

1.	John D. Lynch

2.	John L. Beland as Trustee of the Floyd & Hazel Pester Charitable Remainder Untrust, U/A Dated 7/15/95